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                               August 8, 2022

       Richard Garr
       Chief Executive Officer
       Curative Biotechnology, Inc.
       1825 NW Corporate Blvd, Suite 110
       Boca Raton, FL 33431

                                                        Re: Curative
Biotechnology, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 1,
2022
                                                            File No. 333-264339

       Dear Mr. Garr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed August 1,
2022

       Prospectus Summary, page 1

   1. We note your disclosure here that "[t]he share and per share information in this prospectus do not reflect a
contemplated reverse split of the outstanding Common Stock at a ratio contemplated to be not
less than 1-for-2 and not more than 1-for-10,000 to occur
                                                        concurrently with or
before this offering." However, we note your disclosure on page 4 where you state,
"[u]nless otherwise noted and other than in our financial statements in this registration
statement and the notes thereto, the share and pricing information related to the offering
included in this prospectus reflects the anticipated reverse stock split of the outstanding Common
Stock of the Company at an assumed 1-for-275 ratio, which split will occur concurrently
with the pricing of the offering." Please correct this inconsistency or otherwise advise.
 Richard Garr
FirstName  LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany
August     NameCurative Biotechnology, Inc.
       8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
2. We note your disclosure that the common stock outstanding immediately after the offering will be, "4,898,189 shares, including the conversion of Series C Preferred Stock into
         890,885 shares of Common Stock) (or 4,037,475 shares, if the underwriter exercises its over-allotment option in full)." However, your bulleted disclosure of the assumptions at the bottom of page 6 states that it does include the "[a]pproximately 890,885 shares of
         Common Stock issuable upon the conversion of the Series C Preferred Stock." Please correct this apparent inconsistency or otherwise advise. In addition, we note that you state the shares outstanding immediately after the offering will be less if the underwriter exercises its over-allotment option in full. Please correct this disclosure or otherwise advise.
Our internal control over financial reporting does not currently meet all of the standards contemplated by Section 404..., page 28

3. Please revise to identify the material weakness that you reference in the last sentence of the risk factor.
Dilution, page 31

4. You disclose that the reverse stock split will be effected immediately prior to the closing of your offering. Please confirm that although it may be effected prior to closing, it will not be effected prior to effectiveness of your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the split consistent with the guidance in SAB 4C, have your auditors dual date their report for the impact of the split, and revise your information outside the financial statements to reflect all information on a post-split basis.
General

5. We note your disclosure throughout the registration statement that you "have applied to have our Common Stock and the warrants offered pursuant to this prospectus listed on the
         NYSE American." However, on page 57 you state that you "do not intend to apply to list the Warrants on any securities exchange or automated quotation system." Please correct this inconsistency or otherwise advise.
        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
 Richard Garr
Curative Biotechnology, Inc.
FirstName
August 8, 2022 LastNameRichard Garr
Comapany
Page    3      NameCurative Biotechnology, Inc.
August 8, 2022 Page 3
cc:       Raul Silvestre, Esq.
FirstName LastName